CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2012 of Eurasian Minerals Inc. of our report dated March 28, 2013, relating to the consolidated financial statements as at and for the year ended December 31, 2012 and as at and for the nine-month period ended December 31, 2011.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 2, 2013